

OFFERING MEMORANDUM

facilitated by



Make Beverage Group LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Make Beverage Group LLC
State of Organization	CA
Date of Formation	07/16/2016
Entity Type	Limited Liability Company
Street Address	13661 Belle Rive, Santa Ana CA, 92705
Website Address	https://www.stonegroovestillhouse.com/

(B) Directors and Officers of the Company

Key Person	Jeffrey Duggan
Position with the Company Title First Year	CEO 2016
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Job Title** (*Employer Name, Start Date - End Date*) — Description of the employer's principle business and this person's job responsibilities.

2

Key Person	Christa Duggan
Position with the Company Title First Year	 COO 2020
Other business experience (last three years)	StoneGroove- 2016 to present. Chief Operations Officer for EFund Capital Management, LLC

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jeffrey Duggan	46%
Christa Duggan	46%

(D) The Company's Business and Business Plan

Location

Stone Groove Stillhouse will comprise of two incredible locations in Orange County, CA.

- The historic Anaheim MAKE building will house our beautiful custom copper Holstein spirits still, craft cocktail bar, chef-driven restaurant, and cafe while a secondary space will house the Audio Aging Barrel Warehouse.
- Audio Aging Barrel Warehouse: Location TBD. Stone Groove is a music brand and here is where we will use the power and influence of music to create uniquely aged spirits. Music is sound energy with a DNA-like signature. This energy, tunes to a specific frequency will provide for unique interactions between the barrel and the spirits it houses. In the process we will be bringing together two passions - music and spirits. Here we will also feature our Sensory Room for guided tastings and tours along with sales of retail goods and branded merchandise.

Our Mission

Stone Groove Stillhouse will be Orange County's premier ingredient-driven, grain-to-glass, "Experiential" MicroDistillery Pub. The founders, Christa and Jeff Duggan, created the Third Wave coffee movement in Orange County in 2011 and grew it into a multi-unit, internationally awarded company.

- The founders are building on the enormous wealth of experience gained in experiential retail beverages and wish to replicate their successes via a new cutting-edge "musically influenced" micro-distillery concept based on the successful brew pub mode
- with additional market opportunities in sales through distribution and private label deals

- The ambition is to take it nationwide and global in short order.

The Team

Jeff Duggan , Founder/ ACM

Jeff's educational accolades began in high school when he graduated the Salutatorian of his class. He immediately attended the University of California at Riverside the following summer as a chemistry major. He continued his study in chemistry for the next 3 years before being hired by the City of Los Angeles. Shifting his focus away from natural science to computer science, Jeff attended Champlain College where he obtained his Bachelor's of Science degree in Computer and Digital Forensics. He spent the next 20 years in a highstakes position in the public safety sector. During this long and prosperous career, he reached the highest level of trust and was tasked with creating and managing new sections and capabilities within his agency. It was from this experience that he gained skills in personnel management, project management, risk mitigation, and cultural diversity. In November 2014, he retired in good standing

Christa Duggan, Founder/ACM

Prior to entering the hospitality industry, Christa was Chief Operations Officer for EFund Capital Management, LLC where she helped to manage the day-day operations of numerous portfolio companies. It was during her tenure that she learned how to identify management teams that were committed financially and emotionally to partnering with a results-oriented investor. She became an expert at identifying strategic and operational benchmarking to improve operating performance and create shareholder value. Her goal and personal philosophy is to always make good small companies even better by imparting her knowledge and guidance to implement positive, growth-producing changes.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$500,000
Offering Deadline	July 9, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$1,070,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Build-Out for Distillation Operations	$220,000	$400,000
Working Capital	$20,000	$236,890
Equipment, Supplies, Ingredients	$20,000	$81,410
Rent/Leases	$165,000	$165,000
Promissory Notes	$35,000	$75,000
Consultation & Professional Services Fees	$10,000	$40,000
Relocation of Head Distillery to California	$0	$7,500
Mainvest Compensation	$30,000	$64,200
TOTAL	$500,000	$1,070,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 3.2%[2]
Payment Deadline	2031-10-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.1 x 1.9 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.98%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 3.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$500,000	1.5%
$642,500	1.9%
$785,000	2.4%
$927,500	2.8%
$1,070,000	3.2%

[3] To reward early participation, the investors who contribute the first $500,000.0 raised in the offering will receive a 2.1x cap. Investors who contribute after $500,000.0 has been raised in the offering will receive a 1.9x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	LLC Member Units
Number of Shares Outstanding	175,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	LLC Member Units Have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Member Units are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Name of Security	LLC Manager Units
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	LLC Manage Units Have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Manager Units are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jeffrey Duggan	46%
Christa Duggan	46%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

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The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Crestmark Vendor Finance	$135,731	0%	10/06/2025	
Portola Handcrafted Coffee Roasters LLC	$236,252	0%	11/30/2024	Three separate notes adding up to the stated amount
PCR Manufacturing	$79,110	0%	10/22/2025	
Jeffrey Duggan	$206,028	0%	10/01/2022	No Interest

(Q) Other Offerings of Securities within the Last Three Years

Make Beverage Group, LLC (the "Company") began an offering of up to $1.75 million of Limited Liability Interest Member Units on July 17, 2017 (the "LLC Member Units") pursuant to Rule 506(b) of Regulation D of the Securities Act of 1933. The Company has raised $1,025,000 in the form of Units and is no longer accepting investment in the form of the Units.

(R) Transactions Between the Company and "Insiders"

Jeff Duggan, the Managing Member of Make Beverage Group, loaned a total of $206,028.08 in the form of no interest Promissory Notes to cover expenses incurred by the company while in between fundraising rounds.

(S) The Company's Financial Condition

Other outstanding debt or equity

As of 4/9/21, Stone Groove Stillhouse has debt of $657,121.00 outstanding. This debt is sourced primarily from Vendors, Equipment Leases, and Stakeholder Debt and will be senior to any investment raised on Mainvest. In addition to the Stone Groove Stillhouse's outstanding debt and the debt raised on Mainvest, Stone Groove Stillhouse may require additional funds from alternate sources at a later date.

Limited operating history

Stone Groove Stillhouse was established in July 2016. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Stone Groove Stillhouse forecasts the following milestones:

- Complete initial build-out of the production facility by December 2021.

- Achieve $6,244,559 revenue per year by 2023.

- Achieve $1,907,827 profit per year by 2023

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,861,505	$6,244,559	$6,451,116	$6,696,413	$6,925,747
Cost of Goods Sold	$1,008,436	$1,630,773	$1,684,715	$1,748,774	$1,808,664
Gross Profit	$2,853,069	$4,613,786	$4,766,401	$4,947,639	$5,117,083
EXPENSES					
Rent	$170,018	$208,190	$208,190	$214,552	$214,552
Utilities	$34,200	$34,884	$35,582	$36,293	$37,019
Salaries	$1,279,809	$1,332,030	$1,374,703	$1,414,956	$1,457,891
Insurance	$48,000	$48,960	$49,939	$50,938	$51,957
Repairs & Maintenance	$36,000	$36,720	$37,454	$38,203	$38,968
General Expenses	$158,869	$242,320	$249,835	$258,403	$266,632
Spoilage	$105,946	$171,025	$176,540	$182,872	$188,927
Operating Profit	$1,020,227	$2,539,657	$2,634,158	$2,751,422	$2,861,137

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$800,000.00	$775,000.00
Cash & Cash Equivalents	$800,000.00	$775,000.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V